Filed Pursuant to Rule 424(b)(3)
Registration No. 333-198305

MOODY NATIONAL REIT II, INC.
SUPPLEMENT NO. 10 DATED NOVEMBER 17, 2016
TO THE PROSPECTUS DATED APRIL 21, 2016

This document supplements, and should be read in conjunction with, our prospectus dated April 21, 2016, as supplemented by Supplement No. 5, dated July 21, 2016; Supplement No. 6, dated August 16, 2016; Supplement No. 7, dated September 27, 2016; Supplement No. 8, dated October 18, 2016 and Supplement No. 9, dated November 15, 2016, relating to our offering of up to $1,100,000,000 in shares of our common stock. Terms used and not otherwise defined in this Supplement No. 10 shall have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 10 is to disclose:

●	our entry into an Agreement and Plan of Merger;

●	our entry into an Amended and Restated Advisory Agreement; and

●	an update to the “Risk Factors” section of our prospectus.

Agreement and Plan of Merger

On September 27, 2016, the special committee of the board of directors of Moody National REIT I, Inc., or Moody National REIT I, accepted a non-binding Letter of Intent from the special committee of our board setting forth the terms and conditions upon which we proposed to acquire Moody National REIT I and its subsidiaries.

On November 16, 2016, we entered into an agreement and plan of merger, or the Merger Agreement, by and among us, our operating partnership, our advisor, Moody National REIT I, Moody National Operating Partnership I, LP, the operating partnership of Moody National REIT I, or REIT I Operating Partnership, Moody National Advisor I, LLC, the advisor of Moody National REIT I, or REIT I Advisor, and Moody Merger Sub, LLC, our wholly owned subsidiary, or Merger Sub. Subject to the terms and conditions of the Merger Agreement, (i) Moody National REIT I will merge with and into Merger Sub, which we refer to as the “REIT merger,” with Merger Sub surviving the REIT merger as the “surviving entity,” as defined in the Merger Agreement, such that following the REIT merger, the surviving entity will continue as our wholly owned subsidiary and (ii) our operating partnership will merge with and into REIT I Operating Partnership, which we refer to as the “partnership merger” and together with the REIT merger, as the “mergers,” with REIT I Operating Partnership surviving the partnership merger as the “surviving partnership,” as defined in the Merger Agreement. The REIT merger is intended to qualify as a “reorganization” under, and within the meaning of, Section 368(a) of the Internal Revenue Code of 1986, as amended, or the Code, and the partnership merger is intended to be treated as a tax-deferred exchange under Section 721 of the Code.

Subject to the terms and conditions of the Merger Agreement, we will pay gross consideration of $11.00 per outstanding share of Moody National REIT I’s common stock, or REIT I common stock, before the payment of disposition fees and profit sharing amounts payable by Moody National REIT I to its sponsor, financial advisory and legal fees payable by Moody National REIT I, and other transaction and closing costs incurred by Moody National REIT I; provided, however, that in no event will the net merger consideration payable to the holders of REIT I common stock be less than $10.25 per share of REIT I common stock. We refer to such amount as the “net per share price.” At the effective time of the REIT merger, each outstanding share of REIT I common stock will be automatically cancelled and retired, and converted into the right to receive, at the election of each holder of such share of REIT I common stock, either:

(i)	an amount in cash equal to the net per share price, which we refer to as the “cash consideration;” or
(ii)	a number of shares of our common stock determined by dividing the net per share price by $25.00, which we refer to, as adjusted pursuant to the Merger Agreement, as the “exchange ratio.”

Notwithstanding the above, the maximum number of shares of REIT I common stock that may be converted into the right to receive the cash consideration may not exceed 50% of the aggregate number of shares of REIT I common stock entitled to receive consideration in connection with the REIT merger. If the elections of Moody National REIT I’s stockholders as described above would cause more than 50% of the aggregate number of shares of REIT I common stock to be converted into the right to receive the cash consideration, then the shares of REIT I common stock that would be converted into the right to receive the cash consideration will be reduced proportionally so that the number of shares of REIT I common stock that will be converted into the right to receive the cash consideration will not exceed 50%, and the remaining shares of REIT I common stock will be converted into the right to receive shares of our common stock pursuant to (ii) above. In addition, each share of REIT I common stock, if any, then held by us or any of our wholly owned subsidiaries, or any wholly owned subsidiary of Moody National REIT I, will no longer be outstanding and will automatically be retired and will cease to exist, and no consideration will be paid, nor will any other payment or right inure or be made with respect to such shares of REIT I common stock in connection with or as a consequence of the REIT merger.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the partnership merger, each outstanding unit of limited partnership interest in REIT I Operating Partnership will be automatically cancelled and retired, and converted into the right to receive a number of units of limited partnership interests in the surviving partnership equal to the exchange ratio. Each unit of limited partnership interests in REIT I Operating Partnership designated as special partnership units by the Limited Partnership Agreement of REIT I Operating Partnership will be automatically cancelled and retired and will cease to exist, and no “partnership merger consideration,” as defined in the Merger Agreement, will be paid, nor, except as expressly provided in the Termination Agreement, as described below, will any other payment or right inure or be made with respect thereto in connection with or as a consequence of the partnership merger. Each outstanding unit of limited partnership interest in our operating partnership will be converted into one unit limited partnership interest in the surviving partnership, and each unit of limited partnership interests in our operating partnership designated as a special partnership unit will be converted into one special partnership unit of the surviving partnership.

The Merger Agreement contains customary covenants, including covenants prohibiting Moody National REIT I and its subsidiaries and representatives from soliciting, providing information or entering into discussions concerning proposals relating to alternative business combination transactions after the “go shop period end time,” as defined below, subject to certain limited exceptions. However, under the terms of the Merger Agreement, during the period beginning on the signing date and continuing until 11:59 p.m. New York City time on December 31, 2016, or the go shop period end time, Moody National REIT I and its subsidiaries and representatives may initiate, solicit, provide information and enter into discussions concerning proposals relating to alternative business combination transactions. For up to five business days after the go shop period end time, Moody National REIT I may continue to participate in such discussions with a “go shop bidder,” as defined in the Merger Agreement, and may, subject to certain conditions set forth in the Merger Agreement regarding the proposal made by such go shop bidder, terminate the Merger Agreement and enter into an agreement with a go shop bidder with respect to the proposal made by such go shop bidder. The Merger Agreement also provides that at any time beginning on the sixth business day after the go shop period end time and prior to the approval by Moody National REIT I’s stockholders of the REIT merger and the charter amendment, as described below, or the stockholder approvals, the board of directors of Moody National REIT I may in certain circumstances make an “adverse recommendation change,” as defined in the Merger Agreement, subject to complying with certain conditions set forth in the Merger Agreement.

The Merger Agreement may be terminated under certain circumstances, including by either us or Moody National REIT I if the REIT merger has not been consummated on or before September 30, 2017, if a final and non-appealable order is entered prohibiting or disapproving the mergers, if the stockholder approvals have not been obtained or upon a material uncured breach by the other party that would cause the closing conditions in the Merger Agreement not to be satisfied. In addition, Moody National REIT I may terminate the Merger Agreement if Moody National REIT I has properly accepted a proposal from a go shop bidder pursuant to the terms of the Merger Agreement. We may terminate the Merger Agreement at any time following the date that is five business days after the go shop period end time and prior to the receipt of the stockholder approvals upon (i) an adverse recommendation change, (ii) Moody National REIT I’s board of directors approving, adopting or publicly endorsing an alternative proposal to acquire Moody National REIT I, (iii) the failure of Moody National REIT I’s board of directors to recommend against acceptance of any tender offer for shares of REIT I common stock that meets certain conditions, (iv) the failure of Moody National REIT I’s board of directors to include its recommendation in favor of the REIT merger and the charter amendment, as described below, in the proxy statement to be distributed to REIT I’s stockholders or (v) Moody National REIT I’s material violation of the provisions of the Merger Agreement concerning solicitation of transactions.

If the Merger Agreement is terminated in connection with Moody National REIT I’s acceptance of an alternative proposal to acquire Moody National REIT I or making an adverse recommendation exchange, then Moody National REIT I will pay us a termination fee of either $1,000,000 or $2,000,000, depending on the occurrence of certain conditions, plus an expense reimbursement fee of up to $500,000. If the Merger Agreement is terminated by us or Moody National REIT I because of an uncured material breach by the other party, then the breaching party will pay the terminating party an expense reimbursement fee of up to $500,000.

The Merger Agreement contains certain representations and warranties made by the parties thereto. The representations and warranties of the parties were made solely for purposes of the contract among the parties, and are subject to certain important qualifications and limitations set forth in confidential disclosure letters delivered by Moody National REIT I and REIT I Operating Partnership, on one hand, and us and our operating partnership on the other hand. Moreover, the representations and warranties are subject to a contractual standard of materiality that may be different from what may be viewed as material to stockholders, and the representations and warranties are primarily intended to establish circumstances in which either of the parties may not be obligated to consummate the mergers, rather than establishing matters as facts.

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The obligation of each party to consummate the mergers is subject to a number of conditions, including receipt of the stockholder approvals, receipt of regulatory approvals, delivery of certain documents, consents and legal opinions, the truth and correctness of the representations and warranties of the parties, subject to the materiality standards contained in the Merger Agreement, the effectiveness of the registration statement on Form S-4 to be filed by us to register the shares of our common stock to be issued as consideration in the REIT merger, and the absence of a material adverse effect with respect to either us or Moody National REIT I.

In connection with the REIT merger, Moody National REIT I intends to seek the approval of its stockholders of an amendment to Moody National REIT I’s charter to delete certain provisions regarding roll-up transactions therefrom, or the charter amendment. Pursuant to the Merger Agreement, such stockholder approval is a condition to completing the mergers.

Also on November 16, 2016, concurrently with our entry into the Merger Agreement, we entered into a termination agreement, or the Termination Agreement, with Moody National REIT I, REIT I Operating Partnership, REIT I Advisor, Moody National Realty Company, LP, and Moody OP Holdings I, LLC, or OP Holdings. Pursuant to the Termination Agreement, at the effective time of the mergers, the Amended and Restated Advisory Agreement, dated August 14, 2009, among Moody National REIT I, REIT I Advisor, REIT I Operating Partnership and Moody National Realty Company, LP, will be terminated and Moody National REIT I will pay REIT I Advisor an “advisor termination payment,” as defined in the Termination Agreement and Merger Agreement, of $5,580,685. In addition, the Termination Agreement provides that at the effective time of the partnership merger and in accordance with the terms of the Limited Partnership Agreement of REIT I Operating Partnership, REIT I Operating Partnership will pay to OP Holdings an amount of $613,751, or the promote payment. In the event that the Merger Agreement is terminated prior to the consummation of the mergers, the Termination Agreement will automatically terminate and be of no further effect and no advisor termination payment or promote payment shall be owed and payable.

Amended and Restated Advisory Agreement

The following disclosure supplements, and should be read in conjunction with, the discussions in the “Management” section of our prospectus under the subheadings “Our Advisor” and “The Advisory Agreement” on pages 59 and 60, and shall be deemed to amend, supplement and qualify all related discussions appearing throughout the Prospectus to the extent the relevance of such disclosure is readily apparent:

On November 16, 2016, concurrently with our entry into the Merger Agreement, we entered into the Amended and Restated Advisory Agreement, or the Amended Advisory Agreement, by and among us, our advisor and our operating partnership, effective at the effective time of the mergers. The Amended Advisory Agreement amends our existing advisory agreement, dated January 12, 2015, to provide for, among other amendments, (i) the payment of an acquisition fee to our advisor in an amount equal to 1.5% of the aggregate cash consideration paid to stockholders of Moody National REIT I in the REIT merger; and (ii) the imposition of certain limits on the amount of disposition fees that may be paid to our advisor with respect to the sale of properties formerly owned by Moody National REIT I. The Amended Advisory Agreement will only become effective if the mergers are consummated.

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Update to “Risk Factors”

The following should be read in conjunction with the “Risk Factors” section of our prospectus:

The pendency of the mergers could adversely affect our business and operations.

Between the date that the Merger Agreement was signed and the date that the mergers are consummated, the attention of our management may be diverted from day-to-day operations, regardless of whether or not the mergers are ultimately completed. The pendency of the mergers could have an adverse impact on our relationships with other parties, which parties may delay or decline entering into agreements with us as a result of the announcement of our entry into the Merger Agreement. In addition, due to operating covenants in the Merger Agreement, we may be unable during the pendency of the mergers to pursue certain transactions, undertake certain capital projects, undertake certain financing transactions and otherwise pursue other actions that are not in the ordinary course of business, even if such actions would prove beneficial.

There can be no certainty that the mergers will be consummated, and failure to consummate the mergers could negatively affect our future business and financial results.

Consummation of the mergers remains subject to the satisfaction or waiver of a number of conditions, some of which are beyond our control, including receipt of the stockholder approvals, receipt of regulatory approvals, delivery of certain documents, consents and legal opinions, the truth and correctness of the representations and warranties of the parties, subject to the materiality standards contained in the Merger Agreement, the effectiveness of the registration statement on Form S-4 to be filed by us to register the shares of our common stock to be issued as consideration in the REIT merger, and the absence of a material adverse effect with respect to either us or Moody National REIT I. There can be no certainty that such conditions will be met or waived, or that the mergers will be consummated. If the mergers are not consummated, our ongoing business could be adversely affected and we may be subject to a number of material risks, including the following:

●	we will have incurred substantial costs and expenses related to the mergers, such as legal, accounting and advisory fees, which will be payable by us even if the mergers are not consummated, and are only subject to reimbursement under certain limited circumstances; and

●	we may be required to pay Moody National REIT I’s out-of-pocket expenses incurred in connection with the mergers if the Merger Agreement is terminated under certain circumstances.

If the mergers are not consummated, these risks could materially affect our business and financial results.

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